September 14, 2017

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street Northeast
Washington, D.C. 20549

Object:	Richmont Mines Inc.
Form 40-F for the Fiscal Year Ended December 31, 2016
Filed March 28, 2017
File No. 001-14598

Dear Mr. Reynolds:

Please find enclosed the answer to your question on Exhibit 99.1 page 32:

Dilution factors – December 2016 Reserve Calculation

Phrasing explanation

To explain why in one document dilution factors are referred to as being average of 27% and 22% while another referrers to them as being from 20% to 40% and 20% to 30%.

The confusion comes from the phrasing found in the Technical Report. Instead of having written ‘’Average dilution rate’’ it should have been ‘’a range of dilution rate’’. The dilution factors used in the estimates are indeed ranging from 20% to 40% for stopes and 20% to 30% for development. The factors on a per stope or per heading basis will then vary depending on defined criterions. These are defined later in this document.

That being said, the average for the stope is 27% and 22% for development, there is then no contradiction.

Long- Hole Stopes: dilution factors explanation

Data used in analysis

The primary source of data behind the evaluation of the dilution at IGM for the Dec. 2016 reserve calculation are coming from stopes taken in 2016.

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Surveying data for each stopes taken between January and December 2016 was analysed to calculate the tonnage coming from dilution, tonnage left in place and total tonnes excavated.

Historical data from 2008 to 2012 are available but only partial data from 2013 is available and no data at all for 2014 and 2015. Because of the lack of data of acceptable quality for 2014 and 2015, the dilution factors suggested in the following documents are based on the 2016 data.

Data from earlier years do provide guidance but are less relevant because of changes in:

  Drilling and blasting methodology

  Stope dimensions

  Depth

Dilution context

Stope context were identified as a primary drivers for dilution for the current reserve calculation as it encompasses factors contributing to dilution on which IGM has little control.

Contextual factors used here are:

  Type of stope (Upper, Down, pillar stopes)

  Zone

  Mining horizon

The type of stope has the most impact on dilution. Depending on the stope type the average geometry, drilling quality, stress levels and open time will vary.

The zone bring variation in width, ore zone angle and rock mass quality that also should be looked as a distinction that will affect dilution.

Mining horizon will help differentiate areas where we are compromised in our type of drilling (up/down for example) and where we see a notable difference in stope height.

2016 Dilution results

Using some of the factors presented earlier as classifier here are the compiled results for 2016:

Stope type	Dilution	Recovery
Upper	57.43%	88.75%
Up/Down	41.97%	97.70%
Down (Total)	21.02%	96.73%
Down (C Zone)	32.37%	99.03%

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Zones	Dilution	Recovery
Upper levels	0.00%	99.79%
Lochalsh	16.12%	87.52%
Extension 2	61.42%	91.19%
C Zone (560L - 740L)	38.06%	97.93%
Total	35.90%	95.03%

Overall dilution for 2016 as of December 1st was of 35.9%. Dilution here was obtained using the overbreak tonnes divided by the blasted tonnes. Reconciliation process was done using CMS shapes for the vast majority of stopes. By comparing the CMS shapes ring per ring to the blasted area, overbreak was obtained. It is to be noted that some extreme values were left out of the previous table because they were judged ‘’out of the ordinary’’ and that they would impose an undesired bias on the average.

Dilution history 2008 to 2012 (upper part of the mine)

As mentioned earlier, the data accounted for between 2013 and 2015 was not included in this analysis. Because of the insufficient and the poor quality of data collected, the historic numbers are only ranging from 2008 to 2012. These dilution numbers are:

  2008 Dilution = 41.7%

  2009 Dilution = 22.3%

  2010 Dilution = 19.7%

  2011 Dilution = 19.6%

  2011 Dilution = 19.6%

It is to mention that throughout those years, no stopes in our area of interest were mine. Everything was above the 400L, which correspond to the limit between the upper mine and the current production areas.

Proposed dilution factors for the Dec. 2016 reserve calculation

The proposed factors for the 2016 end of year reserve update are presented below:

C Zone - 535L to 610L

Stope type	Dilution
Upper (>10m in height)	40%
Upper (<10m in height)	35%
Pillar stopes	40%
Down	35%

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C Zone - 635L and lower

Stope type	Dilution
Upper (>10m in height)	40%
Upper (<10m in height)	30%
Pillar stopes	40%
Down	27%

Extension 1 Zone

Stope type	Dilution
Upper (>10m in height)	40%
Upper (<10m in height)	30%
Pillar stopes	40%
Down	27%

Extension 2 Zone

Stope type	Dilution
Upper (>10m in height)	40%
Upper (<10m in height)	30%
Pillar stopes	40%
Down	27%

G/B/D1 Zone

Stope type	Dilution
Upper (>10m in height)	40%
Upper (<10m in height)	35%
Pillar stopes	40%
Down	35%

Upper mine

Stope type	Dilution
Upper (>10m in height)	30%
Upper (<10m in height)	20%
Pillar stopes	40%
Down	20%

The values presented here are mostly influenced by the results from recent changes made in dilution control at IGM.

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What supports those values is both current results and the fact that the reserves are in similar context to what was seen in the last three months of 2016. That and the continuous efforts put toward dilution control and reserve recovery is sufficient to support the proposed values.

Development faces: dilution factors explanation

In the case of the development, historical dilution was of 30%. This was caused by the dimension of the ore drifts and the vein width. Historically the main vein width varied between 3m and 2m in average. Drift dimension was ranging from a maximum of 4m and a minimum of 3.5m. The average dilution realised at the time was of 30%. The width of the ore zone is where dilution comes from, the zone is narrower than the drift.

As the mine progressed deeper, the zones in some areas were thicker in average up to 3.5m in average, while the drift are now of a fixed 4m in width. With the confirmation that some areas had different average width, a similar approach to long-hole dilution values was lead to:

  C zone between 535L and 610L: 20% dilution

  C zone below 635L: 20% dilution

  Extension 1 &2 zone: 30% dilution

  G, B and D1 zones: 30% dilution

  Remnant reserves from the upper mine: 30% dilution

The areas where dilution was diminished to 20% were where the average thickness was higher than the historical average. The wider zone meant less waste material had to be excavated for the same drift width.

If you required any information, please do not hesitate to contact Melissa Tardif at 819 797-2465.

Yours truly,

/s/ Melissa Tardif

Melissa Tardif
Lawyer and corporate secretary
Richmont Mines Inc.

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